Exhibit 3.1

CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF INCORPORATION OF
NATIONAL INSTRUMENTS CORPORATION

    National Instruments Corporation, a corporation organized and existing under the laws of the State of Delaware, does hereby certify:

    1. The name of this corporation is National Instruments Corporation.

    2. The original Certificate of Incorporation of this corporation was filed with the Secretary of State of the State of Delaware on May 3, 1994. A Certificate of Amendment of Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on June 19, 1998.

    3. Pursuant to Section 242 of the General Corporate Law of the State of Delaware (the “DGCL”), this Certificate of Amendment of Certificate of Incorporation amends the first paragraph of Article FOURTH of the Certificate of Incorporation of this corporation to read in its entirety as follows:

“Fourth: The total number of shares of stock which the Corporation shall have authority to issue is three-hundred and sixty-five million (365,000,000) shares of capital stock, classified as (i) five million (5,000,000) shares of preferred stock, par value $.01 per share (“Preferred Stock”), and (ii) three-hundred and sixty million (360,000,000) shares of common stock, par value $.01 per share (“Common Stock”).”

    4. This Certificate of Amendment of Restated Certificate of Incorporation has been duly adopted by the board of directors and stockholders of this corporation in accordance with the provisions of Section 242 of the DGCL.

    IN WITNESS WHEREOF, National Instruments Corporation has caused this Certificate of Amendment of Certificate of Incorporation to be signed by David G. Hugley, its Secretary, this 14th   day of May, 2013.

NATIONAL INSTRUMENTS CORPORATION

By:	/s/ DAVID G. HUGLEY
David G. Hugley, Secretary